SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ViryaNet Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Securities)

M97540 11 2

(CUSIP Number)

Ana Isabel Morales
Telvent Investments, S.L.
Valgrande 6
28108 Alcobendas
Madrid, Spain
34-90-233-5599

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURES
EXHIBIT INDEX
Share Purchase Agreement
Incentive Stock Option Agreement

CUSIP No.	M97540 11 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telvent Investments, S.L.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Spain

	7.	Sole Voting Power	544,258
Number of
Shares	8.	Shared Voting Power	0
Beneficially
Owned by Each	9.	Sole Dispositive Power	544,258
Reporting
Person	10.	Shared Dispositive Power	0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 544,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) CO

1. Security and Issuer.

     This statement relates to the ordinary shares, par value NIS 1.0 per share (the “Ordinary Shares”) of ViryaNet Ltd., a company organized under the laws of the State of Israel (“ViryaNet”). The address of ViryaNet’s principal executive office is 8 HaMarpe St., Har Hotzvim, P.O. Box 45041, Jerusalem 91450, Israel.

2. Identity and Background.

     This statement is being filed on behalf of Telvent Investments, S.L., a company organized under the laws of Spain (“Telvent”). Abengoa, S.A., a company organized under the laws of Spain (“Abengoa”), beneficially owns, indirectly through a wholly owned subsidiary, 100% of Telvent’s issued and outstanding capital stock. As of June 2004, Inversión Corporativa owned an approximate 56.04% interest in Abengoa. Inversión Corporativa is a private corporation, which we believe has 330 shareholders, none of whom Telvent believes has a controlling interest. Attached and incorporated herein by reference is Schedule A, which sets forth certain information concerning the directors and executive officers of Telvent and Abengoa.

     The address of Telvent’s principal office and business is Telvent Investments, S.L., c/Valgrande n° 6, Alcobendas, 28108 Madrid, Spain. The address of Abengoa’s principal office is Abengoa, S.A., Avda. de La Buhaira, 2, 41018 Sevilla, Spain.

     Telvent, along with Telvent GIT, S.A. (“Telvent GIT”), comprises Abengoa’s information technology business unit. Telvent develops new business in the telecommunications, information technologies, internet and electronic commerce areas. Telvent also creates and invests in companies dedicated to developments in those same areas and obtains, purchases, sells, transfers and operates concessions, rights and patents in these fields.

     Abengoa is an industrial and technology company, the principal business of which involves providing solutions for sustainable development, the information and knowledge society and infrastructure. Abengoa operates four business segments: (1) bioethanol, which produces ethyl alcohol from vegetable products, (2) environment, which manages and treats industrial waste and water, (3) systems and network, which provides telecommunication network integration, and (4) engineering and industrial construction.

     During the last five years, neither Telvent, nor, to the knowledge of Telvent, Abengoa or any of Telvent’s or Abengoa’s directors and executive officers has either (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. Source and Amount of Funds or Other Consideration.

     Telvent expended €1,009,341.06 of its working capital to purchase the securities reported herein, which, based on an exchange rate as of August 31, 2004 of U.S. $1.2183 to €1.00, was equivalent to U.S. $1,229,680.21.

4. Purpose of Transaction.

     The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

     Telvent acquired the Ordinary Shares and the option to purchase 10,000 Ordinary Shares (the “Option”) covered by this statement as a strategic investor, and the securities are being held for investment purposes. Telvent intends to review on a continuing basis its investment in the Ordinary Shares of ViryaNet and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, Telvent may continue to hold the Ordinary Shares, acquire additional Ordinary Shares, or dispose of all or a portion of the Ordinary Shares it now owns or may hereafter acquire. Except as otherwise noted below, neither Telvent nor to the knowledge of Telvent, Abengoa, has plans that relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ViryaNet or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of ViryaNet or any of its subsidiaries;

     (c) except as otherwise disclosed in Item 6 with respect to Telvent’s right to nominate a director of ViryaNet, any change in the present board of directors or management of ViryaNet, including plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (d) any material change in the present capitalization or dividend policy of ViryaNet;

     (e) any other material change in ViryaNet’s business or corporate structure;

     (f) except as otherwise disclosed in Item 6 with respect to ViryaNet’s agreement not to take certain actions to modify the Ordinary Shares, changes in ViryaNet’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ViryaNet by any person;

     (g) causing a class of securities of ViryaNet to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of ViryaNet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i) any action similar to any of those enumerated above.

5. Interest in Securities of the Issuer.

     (a) Based on the number of securities outstanding as contained in ViryaNet’s Form F-3/A Registration Statement filed with the Securities and Exchange Commission on August 6, 2004, which is ViryaNet’s most recent filing with the Securities and Exchange Commission containing such information, Telvent beneficially owns 544,258 Ordinary Shares, which includes 5,000 Ordinary Shares that may be purchased within the next sixty (60) days upon the exercise of a portion of the Option described below, representing 10.0% of the Ordinary Shares issued and outstanding as of August 5, 2004. To Telvent’s knowledge, neither Abengoa nor any person listed on Schedule A beneficially own any securities of ViryaNet.

     (b) Telvent has the sole power to vote, to direct the vote, to dispose and to direct the disposition of the 544,258 Ordinary Shares that it beneficially owns.

     (c) On August 31, 2004, Telvent purchased an aggregate of 539,258 Ordinary Shares from Telvent GIT and acquired from Telvent GIT the Option in a private transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”). The Ordinary Shares were purchased for an aggregate consideration of €1,009,341.06, or €1.8717 per share, which, based on an exchange rate as of August 31, 2004 of U.S. $1.2183 to €1.00, was equivalent to U.S. $1,229,680.21, or U.S. $2.2803 per share. The Option was transferred without additional consideration in connection with Telvent’s acquisition of Telvent GIT’s entire investment in ViryaNet. See Item 6 for a further description of this acquisition.

     (d) To the knowledge of Telvent no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Schedule 13D.

     (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On August 31, 2004, Telvent and Telvent GIT entered into a Share Purchase Agreement (the “Share Purchase Agreement”), pursuant to which on August 31, 2004, Telvent purchased an aggregate of 539,258 Ordinary Shares and acquired the Option from Telvent GIT in a private transaction that was exempt from the registration requirements of the 1933 Act. The Ordinary Shares were purchased for an aggregate consideration of €1,009,341.06, or €1.8717 per share, which, based on an exchange rate as of August 31, 2004 of U.S. $1.2183 to €1.00, was equivalent to U.S. $1,229,680.21, or U.S.$2.2803 per share. The Option was transferred without additional consideration in connection with Telvent’s acquisition of Telvent GIT’s entire investment in ViryaNet. Telvent GIT is an indirect subsidiary of Abengoa and, together with Telvent, comprises Abengoa’s information technology business unit. Telvent does not own any shares of Telvent GIT, and Telvent GIT does not own any shares of Telvent. Mr. Sanchez Ortega, a director and the Chairman and Chief Executive Officer of Telvent GIT, is also a Joint Director of Telvent and a member of the Board of Directors of ViryaNet. Mr. Jose Ignacio del Barrio, the Vice President Business and Corporate Development of Telvent GIT, is also a Joint Director of Telvent. Telvent GIT sold the Ordinary Shares and transferred the Option to Telvent as part of its reorganization in which Telvent GIT sold its minority investments to Telvent.

     Under the terms of the Share Purchase Agreement, Telvent GIT assigned its rights and obligations under the following agreements to Telvent: (1) the share purchase agreement, dated as of July 28, 2003, by and among ViryaNet and Telvent GIT (“GIT Share Purchase Agreement”), (2) the registration rights agreement, dated as of August 4, 2003, by and among ViryaNet and Telvent GIT (“Registration Rights Agreement”) and (3) the Incentive Stock Option Agreement (the “Option Agreement”), pursuant to which the Option was granted. Under the terms of the GIT Share Purchase Agreement ViryaNet agreed, among other things, that provided that Telvent GIT and its affiliates held at least 269,687 Ordinary Shares of ViryaNet, ViryaNet would cause the size of its Board of Directors to be and remain at least six (6) members. ViryaNet further agreed that for so long as Telvent GIT and its affiliates held at least 269,687 Ordinary Shares, ViryaNet’s Board of Directors would (1) nominate as a director of ViryaNet such representative of Telvent GIT as Telvent GIT elects, and (2) recommend in each of ViryaNet’s proxy statements pursuant to which directors are to be elected that the shareholders of ViryaNet elect such representative as a director. Accordingly, on October 20, 2003, the ViryaNet Board of Directors appointed Mr. Sanchez Ortega to the Board until the next annual meeting. Mr. Sanchez Ortega was subsequently elected to the Board by the shareholders of ViryaNet at the annual meeting on November 26, 2003 to hold office until the next annual meeting of ViryaNet’s shareholders and his successor has duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of ViryaNet. ViryaNet further agreed under the GIT Share Purchase Agreement that its Board of Directors would neither approve nor submit to the shareholders of ViryaNet any amendment to the Articles of Association or other organizational documents of ViryaNet that modified rights of the Ordinary Shares.

     Pursuant to the Share Purchase Agreement, Telvent GIT also assigned to Telvent its rights and obligations under the Registration Rights Agreement. Telvent GIT and ViryaNet agreed, among other things, pursuant to the Registration Rights Agreement, to the terms pursuant to which ViryaNet was required to register the Ordinary Shares purchased by Telvent GIT under the GIT Share Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the 1933 Act, as well as perform various other obligations and agreements related to such registration.

     Pursuant to the Share Purchase Agreement, Telvent GIT also assigned to Telvent its rights and obligations under the Option Agreement. The Option has an exercise price of U.S. $1.59 per share and was originally granted on October 30, 2003 to Mr. Sanchez Ortega, in his capacity as a member of the Board of Directors of ViryaNet and without consideration. Subsequently, Mr. Sanchez Ortega transferred the Option to Telvent GIT without consideration. Under the terms of the Option Agreement, the Option vests and becomes exercisable over a two-year period at a rate of 12.5% at the end of each of ViryaNet’s fiscal quarters following the date of the grant. Accordingly, as of August 31, 2004, options to purchase 5,000 Ordinary Shares are exercisable within sixty (60) days.

     Other than the Share Purchase Agreement, the GIT Share Purchase Agreement, the Registration Rights Agreement and the Option Agreement described herein, to the knowledge of Telvent, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of ViryaNet, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The description of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are filed or incorporated by reference with this Schedule 13D and incorporated by reference into this response to Item 6.

7. Material to be Filed as Exhibits.

Exhibit	Description
1	Share Purchase Agreement, dated as of August 31, 2004, by and between Telvent Investments, S.L. and Telvent GIT, S.A.

2	Incentive Stock Option Agreement.

3	Share Purchase Agreement, dated as of July 28, 2003, by and among ViryaNet Ltd. and Telvent GIT, S.A.*

4	Registration Rights Agreement, dated as of August 4, 2003 by and among ViryaNet Ltd. and Telvent GIT, S.A.**

*	Incorporated by reference to Exhibit 1 to the Schedule 13D of Telvent GIT, S.A. filed on August 7, 2003.

**	Incorporated by reference to Exhibit 2 to the Schedule 13D of Telvent GIT, S.A. filed on August 7, 2003.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2004	TELVENT INVESTMENTS, S.L.
	By:	/s/ José Ignacio del Barrio Gómez
		Name:	José Ignacio del Barrio Gómez
		Title:	Joint Director

Schedule A

1. Directors and Executive Officers of Telvent Investments, S.L. The name and present principal occupation or employment of each director and executive officer of Telvent and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/Valgrande n° 6, Alcobendas, 28108 Madrid, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Telvent. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent GIT, S.A.; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary
José Ignacio del Barrio	Vice President Business and Corporate Development of Telvent GIT, S.A., Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.

Schedule A (Cont’)

2. Directors and Executive Officers of Abengoa, S.A. The name and present principal occupation or employment of each director and executive officer of Abengoa and certain other information are set forth below. Except as otherwise noted below, the business address of each such director and executive officer is c/o Abengoa, Avda. De la Buhaira, 2, 41018 Sevilla, Spain. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Abengoa. All directors and executive officers listed below are citizens of Spain.

Present Principal
Name	Occupation or Employment
Felipe Benjumea Llorente	Director (President of the Board) and Chief Executive Officer of Abengoa; Vice-Chairman of the Board of Directors of Inversion Corporativa IC, S.A. (holding company) and Director of the Foundation Focus-Abengoa

Javier Benjumea Llorente	Director (Vice President of the Board) and Chief Executive Officer of Abengoa; President of Inversion Corporativa IC, S.A. (holding company), and Director of the Foundation Focus-Abengoa

José Joaquín Abaurre Llorente	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José Luis Aya Abaurre	Director of Abengoa; Director of Inversion Corporativa IC, S.A. (holding company)

José B. Terceiro Lomba	Director of Telvent; Director of Abengoa, Chairman of the Board of Advisors of Abengoa; Professor at the Complutense University (Madrid, Spain)

Ignacio de Polanco Moreno	Director of Abengoa; President of Tropical Hoteles (a hotel company) and Assistant to the Presidency of the Prisa Group (a media company)

Miguel A. Jiménez –Velasco Mazarío	Secretary of the Board of Directors of Abengoa; Secretary of the Boards of Directors of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa; Secretary of the Foundation Focus-Abengoa; Secretary of Inversion Corporativa IC, S.A. (holding company)

José Luis Méndez López	Director of Abengoa as representative of Corporación Caixa Galicia, S.A.U.

Amando Sánchez Falcón	Chief Financial Officer of Abengoa

Javier Salgado Leirado	Chief Executive Officer of Abengoa Bioenergy Corp. (a bioenergy company), a subsidiary of Abengoa

Manuel Sánchez Ortega	Director, Chairman and Chief Executive Officer of Telvent GIT, S.A.; Joint Director of Telvent Investments, S.L. and Telvent Corporation, S.L.; Chairman of GIRH (human resources outsourcing), an Abengoa subsidiary

Schedule A (Cont.)

Present Principal
Name	Occupation or Employment
Alfonso González Domínguez	Chief Executive Officer of Instalaciones Inabensa, S.A. (an electrical, communications and mechanical installations company), a subsidiary of Abengoa, and of Abener Energía, Ingeniería y Construcción Industrial S.A. (an engineering and construction company in the industrial field), a subsidiary of Abengoa

Javier Molina Montes	President of Abensur Servicios Urbanos, S.A. (engineering and construction services provider), a subsidiary of Abengoa; President of Befesa Medio Ambiente, S.A. (an industrial waste service provider)

Salvador Martos Hinojosa	President and Chief Executive Officer of ASA Investment (holding company), a subsidiary of Abengoa

EXHIBIT INDEX

Exhibit	Description
1	Share Purchase Agreement, dated as of August 31, 2004, by and between Telvent Investments, S.L. and Telvent GIT, S.A.

2	Incentive Stock Option Agreement.